Exhibit 99.1

Interim Report
for the period ended March 31, 2022

First Quarter 2022

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of March 31, 2022)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS Chair Suzanne Heywood	INDEPENDENT AUDITOR Ernst & Young Accountants LLP
Chief Executive Officer
Scott W. Wine(a)
Directors
Léo W. Houle(2)(3)(*)
Catia Bastioli (2)(3)(**)
Howard W. Buffett(2)(3)(**)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Vagn Sørensen(1)(**)
Asa Tamsons(1)(**)
Karen Linehan(1)(**)(b)
(1)    Member of the Audit Committee
(2)    Member of the Environmental, Social and Governance Committee (formerly Governance and Sustainability Committee)
(3)    Member of the Human Capital and Compensation Committee (formerly Compensation Committee)
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)    Mr. Scott W. Wine is Chief Executive Officer since January 4, 2021 and Executive Director since April 15, 2021.
(b)    Ms. Karen Linehan was appointed by the shareholders as non-executive director at the annual general meeting of shareholders of CNH Industrial N.V.
held on April 13, 2022.
Disclaimer
All statements other than statements of historical fact contained in this filing, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by the war in the Ukraine and COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that could potentially materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Board of Directors and Auditor 2

INTERIM MANAGEMENT REPORT
(Unaudited)

GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company” or the “Group”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.
Financial information included in this Interim Report has been prepared in accordance with EU-IFRS and is prepared using the U.S. dollar as the presentation currency.
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”), effective January 1, 2022.
On January 3, 2022, Iveco Group N.V. common shares began trading on the regulated market Euronext Milan, under the ticker symbol ‘IVG’. As a result of the Demerger, each holder of CNH Industrial N.V. common shares (and special voting shares as the case may be) received one Iveco Group N.V. share for every five CNH Industrial N.V. common shares (or special voting share as the case may be) held at close of business on the record date for allocation (January 4, 2022). Since January 3, 2022, CNH Industrial N.V. and Iveco Group N.V. have been quoted separately on the regulated markets and operate as independent listed companies, each with its own management and Board of Directors.
As the transaction took effect on January 1, 2022, the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2022, relate to the remaining CNH Industrial business. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations for the corresponding information of earlier periods, the Iveco Group Business is classified and presented as Discontinued Operations in these Interim Condensed Consolidated Financial Statements.
For additional details of items presented under Discontinued Operations in the Interim Condensed Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section “Scope of Consolidation - Iveco Group Business Spin-off”.
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial Post-Demerger the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), which are classified as Discontinued Operations, as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”) which are classified as Continuing Operations, as following:
Continuing Operations – Industrial Activities Segments
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements
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and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment, New Holland Construction and Eurocomach brands.
Discontinued Operations – Industrial Activities Segments
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services
▪Financial Services provides and administers retail financing to customers for the purchase or lease of new and used agricultural and construction equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies. The European operations of CNH Industrial Financial Services are supported by Iveco's Financial Services segment. CNH Industrial provides financial services to Iveco Group companies in the South America, Asia Pacific and North America regions.
Certain financial information in this report has been presented by geographic area. Beginning January 1, 2022, our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. Prior amounts have been conformed to these regions. The geographic designations have the following meanings:
▪North America: United States, Canada, and Mexico;
▪Europe, Middle East, and Africa: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East;
▪South America: Central and South America, and the Caribbean Islands; and
▪Asia Pacific: Continental Asia (including the Indian subcontinent) and Oceania
This Interim Report is unaudited.

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Alternative performance measures (or “Non-GAAP financial measures”)
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers' ability to assess CNH Industrial's financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS or U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS or U.S. GAAP.
As of March 31, 2022, CNH Industrial's non-GAAP financial measures are defined as follows:
▪Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as Profit/(loss) before taxes, Financial Services' results, Industrial Activities' financial expenses, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBIT of Industrial Activities under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income/(loss) before income taxes, Financial Services' results, Industrial Activities' interest expenses, net, foreign exchange gains/(losses), finance and non-service component of pension and Other post-employment benefit costs, restructuring expenses, and certain non-recurring items.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income/(loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Cash/(Debt) and Net Cash/(Debt) of Industrial Activities under EU-IFRS: Net Cash/(Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and Other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Cash/(Debt) to Total (Debt), which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.
▪Net Cash/(Debt) and Net Cash/(Debt) of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Cash/(Debt) under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity under IFRS: is defined as Cash and cash equivalents (including restricted cash), undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

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RESULTS OF OPERATIONS
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following commentary split by Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the two industrial segments Agriculture and Construction, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
Iveco Group Business Spin-off
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”), effective January 1, 2022.
As the transaction took effect on January 1, 2022, the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2022, relate to the remaining CNH Industrial business. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations for the corresponding information of earlier periods, the Iveco Group Business is classified and presented as Discontinued Operations in these Interim Condensed Consolidated Financial Statements.
For additional detail of items presented under Discontinued Operations in the Interim Condensed Consolidated Statements of Income, Financial Position and Cash Flows, refer to the section “Scope of Consolidation - Iveco Group Business Spin-off”.
Additionally, as the Demerger is a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17- Distributions of Non-cash Assets to Owners. Accordingly, in the 2022 consolidated financial statements for CNH Industrial Post-Demerger the opening position for items in the statement of financial position will be equivalent to the carrying amounts reported in the consolidated financial statements of CNH Industrial Pre-Demerger.
COVID-19 Effects and Actions
The effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread have affected and continue to affect CNH Industrial’s business, results, cash flow and outlook.
Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allowed CNH Industrial to operate in support of its dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
We remain cautious about future impacts on CNH Industrial's end markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial continues to monitor the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows in 2022. For additional risks related to the COVID-19 pandemic, see section "Risk Factors”, paragraph “COVID-19 Risks" in our 2021 Annual Report prepared under EU-IFRS.
Global Business Conditions
Global supply chain disruptions continue to represent the main challenge to our operations in 2022, with multiple bottlenecks resulting in increased raw material prices, intermittent sub-component availability (notably for semiconductors) and increased transportation costs.
During the first quarter of 2022, CNH Industrial announced it was suspending non-domestic operations in Russia. The Company is supporting its businesses in this market through the continuation of employee salaries and payment of other administrative expenses. As a result of the suspension, the Company evaluated the carrying value of assets held within the Company's Russia operations.Upon completion of the evaluation, the Company recorded charges of $71 million related to asset write downs, financial receivable allowances and a valuation allowance against deferred tax assets. Further escalation in the war in Ukraine could have further adverse effects on us and our operations in Russia. The Russia-Ukraine conflict and the ensuing sanctions to Russia and Belarus and Russian counter-sanctions might
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create additional tensions in the commodity markets. The Company has no critical supplier in the affected countries, but prices for certain commodities, including natural gas, might suffer increasing volatility.
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Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
Consolidated Results of Operations

	Three Months Ended March 31, 2022					Three Months Ended March 31, 2021(1)
($ million)	Industrial Activities(2)	Financial Services	Elimination		Consolidated	Industrial Activities(2)	Financial Services	Elimination		Consolidated
Net revenues	4,180	465	(8)	(3)	4,637	3,695	396	(5)	(3)	4,086
Cost of sales	3,285	332	(8)	(4)	3,609	2,895	269	(5)	(4)	3,159
Selling, general and administrative costs	329	29	—		358	287	22	—		309
Research and development costs	193	—	—		193	144	—	—		144
Result from investments	18	4	—		22	23	3	—		26
Restructuring costs	2	—	—		2	1	—	—		1
Other income/(expenses)	(10)	1	—		(9)	(12)	(1)	—		(13)
Financial income/(expenses)	(52)	—	—		(52)	(49)	—	—		(49)
PROFIT/(LOSS) BEFORE TAXES	327	109	—		436	330	107	—		437
Income tax (expense) benefit	(112)	(36)	—		(148)	(82)	(24)	—		(106)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	215	73	—		288	248	83	—		331
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	—	—		—	67	15	—		82
PROFIT/(LOSS) FOR THE PERIOD	215	73	—		288	315	98	—		413
(1) The data for the Three Months ended March 31, 2021 have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations for the year ended December 31, 2021. Iveco Group's results are presented as a single line item within the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
(2) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(3) Elimination of Financial Services' interest income earned from Industrial Activities.
(4) Elimination of Industrial Activities' interest expense to Financial Services.
Net revenues
Net revenues were $4,637 million in the three months ended March 31, 2022, an increase of 13.5% (up 14.9% on a constant currency basis) compared to the three months ended March 31, 2021. Net revenues of Industrial Activities were $4,180 million in the three months ended March 31, 2022, an increase of 13.1% compared to the three months ended March 31, 2021 (up 14.6% on a constant currency basis), mainly due to favorable price realization.
Cost of sales
Cost of sales were $3,609 million for the three months ended March 31, 2022 compared with $3,159 million for the three months ended March 31, 2021. As a percentage of net revenues of Industrial Activities, cost of sales was 78.6% in the three months ended March 31, 2022 (78.3% for the three months ended March 31, 2021), as a result of favorable fixed cost absorption partially offset by higher input costs. In the three months ended March 31, 2022 this item also includes $49 million of asset write-downs and financial receivable allowances as a result of the suspension of operations in Russia.
Selling, general and administrative costs
Selling, general and administrative costs were $358 million during the three months ended March 31, 2022 (7.7% of net revenues), up $49 million compared to the three months ended March 31, 2021 (7.6% of net revenues), as expenses returned to more normal levels from the pandemic-affected low levels experienced in the prior year. For the three months ended March 31, 2022, SG&A includes $10 million in write-downs due to the suspension of non-domestic operations in Russia.

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Research and development costs
In the three months ended March 31, 2022, research and development costs were $193 million ($144 million in the three months ended March 31, 2021) and included all the research and development costs not recognized as assets in the period amounting to $147 million ($98 million in the three months ended March 31, 2021) and the amortization of capitalized development costs of $46 million ($46 million in the three months ended March 31, 2021). During the three months ended March 31, 2022, CNH Industrial capitalized new expenditures for development costs for $39 million ($35 million in the three months ended March 31, 2021). The costs in both periods were primarily attributable to continued investment in new products, technologies, and digital growth.
Result from investments
Result from investments was a net gain of $22 million in the three months ended March 31, 2022 ($26 million for the three months ended March 31, 2021).
Restructuring costs
Restructuring costs for the three months ended March 31, 2022 were $2 million compared to $1 million for the three months ended March 31, 2021.
Other income/(expenses)
Other expenses were $9 million for the three months ended March 31, 2022 compared to $13 million in the three months ended March 31, 2021.
Financial income/(expenses)
Financial expenses were $52 million (excluding those of Financial Services) for the three months ended March 31, 2022 compared to $49 million for the three months ended March 31, 2021. In the three months ended March 31, 2021 this item also included a charge of $8 million related to the repurchase of all CNH Industrial Finance Europe S.A. outstanding notes due May 23, 2022. Excluding this charge, the increase was primarily attributable to a higher negative foreign exchange.
Income tax (expense) benefit

	Three Months Ended March 31,
($ million)	2022	2021
Profit/(loss) before taxes	436	437
Income tax (expense) benefit	(148)	(106)
Effective tax rate	33.9%	24.3%
Income tax expense for the three months ended March 31, 2022 was $148 million, compared to an income tax expense of $106 million for the three months ended March 31, 2021. The effective tax rates for the three months ended March 31, 2022 and 2021 were 33.9% and 24.3%, respectively. The 2022 effective tax rate was negatively impacted by increased pre-tax losses for which deferred tax assets were not recognized, the derecognition of certain deferred tax assets, and increased charges for unrecognized tax benefits. The additional pre-tax losses and derecognition of deferred tax assets related to the Company’s Russian operations and increased the Company’s current period effective tax rate by 5.1%.
Excluding the pre-tax and tax impacts of restructuring charges, certain operations of Raven Industries, Inc., charges associated with the Company’s spin-off of its On-Highway business, and the charges associated with the Company’s Russian operations, the effective tax rate was 27.8% for the three months ended March 31, 2022. Excluding the pre-tax and tax impacts of restructuring charges, and charges for retiring certain debt, the effective tax rate was 23.5% in the three months ended March 31, 2021.
Profit/(loss) for the period
Net profit from Continuing Operations was $288 million for the three months ended March 31, 2022 compared to a net profit of $331 million for the three months ended March 31, 2021, reflecting a charge of $71 million related to asset write-downs, financial receivable allowances and valuation allowances on deferred tax assets as a result of the suspension of operations in Russia. In the three months ended March 31, 2021 net profit from Discontinued Operations was $82 million, resulting in a total net profit of $413 million.

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Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.
Net revenues by segment

	Three Months Ended March 31,
($ million)	2022	2021	% change	% change excl. FX
Agriculture	3,377	3,039	11.1	12.7
Construction	803	656	22.4	23.3
Eliminations and Other	—	—	—	—
Total Net revenues of Industrial Activities	4,180	3,695	13.1	14.6
Financial Services	465	396	17.4	17.8
Eliminations and Other	(8)	(5)	n.m.	n.m.
Total Net revenues	4,637	4,086	13.5	14.9

n.m. – not meaningful.
Adjusted EBIT by segment

	Three Months Ended March 31,
($ million)	2022	2021	Change	2022 Adjusted EBIT margin	2021 Adjusted EBIT margin
Agriculture	421	390	31	12.5%	12.8%
Construction	30	24	6	3.7%	3.7%
Unallocated items, eliminations and other	(30)	(34)	4	—	—
Adjusted EBIT of Industrial Activities	421	380	41	10.1%	10.3%
Net revenues of Industrial Activities were $4,180 million during the three months ended March 31, 2022, an increase of 13.1% compared to the three months ended March 31, 2021 (up 14.6% on a constant currency basis), mainly due to favorable price realization.
Adjusted EBIT of Industrial Activities was $421 million during the three months ended March 31, 2022, compared to an adjusted EBIT of $380 million during the three months ended March 31, 2021. The increase in adjusted EBIT was primarily attributable to year over year increases in both Agriculture and Construction segments.

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The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measure, to consolidated Profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended March 31, 2022 and 2021.

	Three Months Ended March 31, 2022
($ million)	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)				288
Less: Consolidated Income tax (expense) benefit				(148)
Consolidated Profit/(loss) before taxes				436
Less: Financial Services
Financial Services Net income				73
Financial Services Income taxes				36
Add back of the following Industrial Activities items:
Financial expenses				52
Adjustments for the following Industrial Activities items:
Restructuring costs	2	—	—	2
Other discrete items(1)	—	—	40	40
Adjusted EBIT of Industrial Activities	421	30	(30)	421
(1) This item includes $44 million of asset write-downs, $3.8 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $7.8 million of income from the two Raven businesses that are held for sale.

	Three Months Ended March 31, 2021
($ million)	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Profit/(loss)				331
Less: Consolidated Income tax (expense) benefit				(106)
Consolidated Profit/(loss) before taxes				437
Less: Financial Services
Financial Services Net income				83
Financial Services Income taxes				24
Add back of the following Industrial Activities items:
Financial expenses				49
Adjustments for the following Industrial Activities items:
Restructuring costs	2	(1)	—	1
Other discrete items	—	—	—	—
Adjusted EBIT of Industrial Activities	390	24	(34)	380

Interim Management Report 11

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended March 31, 2022 compared to the three months ended March 31, 2021:
Agriculture Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2022	2021	% change
North America	1,176	1,058	11.2
Europe, Middle East, Africa	1,195	1,267	-5.7
South America	692	399	73.4
Asia Pacific	314	315	n.m.
Total	3,377	3,039	11.1
n.m. – not meaningful.
Agriculture's net revenues totaled $3,377 million in the three months ended March 31, 2022, an increase of 11.1% compared to the three months ended March 31, 2021 (up 12.7% on a constant currency basis). Net revenues increased mainly due to favorable price realization and better mix, primarily in North America and South America.
In North America, tractor demand was down 8% for tractors under 140 HP, and up 9% for tractors over 140 HP; combines were down 22%. In Europe, Middle East and Africa (EMEA), tractor and combine demand were down 8% and up 6%, respectively. South America tractor demand was up 11% and combine demand was down 9%. Asia Pacific tractor demand was down 14% and combine demand was up 10%.
Adjusted EBIT
Adjusted EBIT was $421 million in the three months ended March 31, 2022, an increase of $31 million compared to the three months ended March 31, 2021. The increase was driven by driven by higher gross margin, partially offset by higher selling, general and administrative costs ("SG&A") and research and development ("R&D") expenses. Adjusted EBIT margin was 12.5% (12.8% in the three months ended March 31, 2021).
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended March 31, 2022 compared to the three months ended March 31, 2021:
Construction Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2022	2021	% change
North America	394	280	40.7
Europe, Middle East, Africa	202	171	18.1
South America	133	89	49.4
Asia Pacific	74	116	-36.2
Total	803	656	22.4
Construction's net revenues totaled $803 million in the three months ended March 31, 2022, an increase of 22.4% compared to the three months ended March 31, 2021 (up 23.3% on a constant currency basis),as a result of positive volumes due to higher industry demand in our main markets, market share growth, and better price realization, primarily in North America and South America.
Global demand for construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 20% and Light down 14%, mostly driven by a 33% decrease in Light and Heavy equipment demand for Asia Pacific, particularly in China. Demand increased 4% in North America, 9% in EMEA and 30% in South America.
Interim Management Report 12

Adjusted EBIT
Adjusted EBIT was $30 million in the three months ended March 31, 2022, an increase of $6 million compared to the three months ended March 31, 2021. The improvement was due to favorable volume and mix and positive price realization, partially offset by higher purchasing costs. Adjusted EBIT margin was 3.7% both for three months ended March 31, 2022 and 2021.
Financial Services Performance

	Three Months Ended March 31,
($ million)	2022	2021	Change
Net revenues	465	396	17.4%
Net income	73	83	-10.0
Net revenues
Financial Services' net revenues totaled $465 million in the three months ended March 31, 2022, up 17.4% compared to the three months ended March 31, 2021 (up 17.8% on a constant currency basis), due to higher used equipment sales, higher base rates in South America and higher average portfolios in South America and EMEA, partially offset by lower retail yields in North America. Retail loan and lease originations were up 5.9% due to higher Industrial sales.
Net income
Net income of Financial Services was $73 million in the three months ended March 31, 2022, a decline of $10 million compared to the three months ended March 31, 2021, primarily as a result of higher recoveries on used equipment sales in North America, higher base rates in South America, and higher average portfolios in South America and EMEA, offset by additional risk costs due to the Eastern Europe situation, including $15 million for domestic Russian receivables.
In the first quarter of 2022, retail loan originations, including unconsolidated joint ventures, were $2.1 billion, relatively flat compared to the first quarter of 2021. The managed portfolio, including unconsolidated joint ventures, was $20.8 billion as of March 31, 2022 (of which retail was 73% and wholesale 27%), up 1.3 billion compared to March 31, 2021 (up $1.0 billion on a constant currency basis).
At March 31, 2022, the receivables balance greater than 30 days past due as a percentage of receivables was 1.3% (1.4% as of March 31, 2021).

Interim Management Report 13

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and Financial Services businesses; therefore, for a better understanding of the financial position of CNH Industrial, and in particular of the Net cash/(Debt) position, the Company presents the following table providing the condensed statement of financial position of the Group, split between Industrial Activities and Financial Services.
Specific comments on the Net cash/(Debt) position of CNH Industrial split by Industrial Activities and Financial Services are included in the subsequent section Liquidity and Capital Resources.

	At March 31, 2022					At December 31, 2021
($ million)	Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated	Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated
ASSETS
Intangible assets:	4,990	139	—		5,129	5,021	138	—		5,159
Goodwill	3,116	118	—		3,234	3,112	118	(1)		3,229
Other intangible assets	1,874	21	—		1,895	1,909	20	1		1,930
Property, plant and equipment	1,679	2	(1)		1,680	1,695	2	—		1,697
Investments and other non-current financial assets	231	114	—		345	243	112	—		355
Leased assets	28	1,648	—		1,676	30	1,708	—		1,738
Defined benefit plan assets	18	—	—		18	19	—	—		19
Deferred tax assets	394	78	(68)	(5)	404	368	72	(73)	(5)	367
Total Non-current assets	7,339	1,981	(68)		9,252	7,376	2,032	(73)		9,335
Inventories	5,438	18	—		5,456	4,199	29	—		4,228
Trade receivables	217	1	(3)	(3)	215	197	1	(6)	(3)	192
Receivables from financing activities	700	16,529	(787)	(3)	16,442	1,012	15,578	(1,147)	(3)	15,443
Current tax receivables	81	8	(8)	(4)	81	83	5	(25)	(4)	63
Other current receivables and financial assets	722	74	—	(2)	796	677	70	—	(2)	747
Prepaid expenses and other assets	135	6	—		141	113	5	—		118
Derivative assets	103	129	(16)	(6)	216	120	77	(13)	(6)	184
Cash and cash equivalents	2,855	1,206	—		4,061	4,514	1,331	—		5,845
Total Current assets	10,251	17,971	(814)		27,408	10,915	17,096	(1,191)		26,820
Assets held for sale	612	—	—		612	490	—	—		490
Assets held for distribution	—	—	—		—	10,735	4,554	(812)	(*)	14,477
TOTAL ASSETS	18,202	19,952	(882)		37,272	29,516	23,682	(2,076)		51,122
EQUITY AND LIABILITIES
Total Equity	3,977	2,281	—		6,258	5,427	2,999	—		8,426
Provisions:	2,716	17	—		2,733	3,028	24	—		3,052
Employee benefits	707	11	—		718	921	18	—		939
Other provisions	2,009	6	—		2,015	2,107	6	—		2,113
Debt:	5,809	16,626	(787)	(3)	21,648	6,849	15,987	(1,147)	(3)	21,689
Asset-backed financing	—	8,787	—		8,787	—	8,875	—		8,875
Other debt	5,809	7,839	(787)	(3)	12,861	6,849	7,112	(1,147)	(3)	12,814
Derivative liabilities	285	112	(16)	(6)	381	153	42	(13)	(6)	182
Trade payables	3,514	208	(3)	(3)	3,719	3,353	207	(29)	(3)	3,531
Tax liabilities	326	49	(8)	(4)	367	283	42	—	(4)	325
Deferred tax liabilities	22	251	(68)	(5)	205	25	260	(73)	(5)	212
Other current liabilities	1,313	408	—	(2)	1,721	1,319	404	(2)	(2)	1,721
Liabilities held for sale	240	—	—		240	125	—	—		125
Liabilities held for distribution	—	—	—		—	8,954	3,717	(812)	(*)	11,859
Total Liabilities	14,225	17,671	(882)		31,014	24,089	20,683	(2,076)		42,696
TOTAL EQUITY AND LIABILITIES	18,202	19,952	(882)		37,272	29,516	23,682	(2,076)		51,122
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3) This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4) This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5) This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.
(6) This item includes the elimination of derivative assets/liabilities between Industrial Activities and Financial Services.
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
Interim Management Report 14

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity.
Interim Management Report 15

Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the three months ended March 31, 2022 and 2021:

			Three months ended March 31,
			2022					2021 (*)
($ million)			Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated	Industrial Activities(1)	Financial Services	Elimina-tions		Consoli-dated
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,514	1,331	—		5,845	8,116	1,513	—		9,629
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		215	73	—		288	248	83	—		331
	Depreciation and amortization (net of depreciation and amortization of assets under operating leases)		142	1	—		143	131	1	—		132
	Goodwill impairment loss		—	—	—		—	—	—	—		—
	Loss on repurchase of notes		18	19	—		37	(1)	5	—		4
	Dividends received		57	—	(25)	(2)	32	43	—	—		43
	Change in provisions		(299)	(7)	—		(306)	(69)	(3)	—		(72)
	Change in deferred income taxes		—	(18)	—		(18)	(2)	5	—		3
	Change in operating lease items	(a)	1	77	—		78	4	33	—		37
	Change in working capital		(1,094)	(4)	—		(1,098)	(204)	31	—		(173)
	CASH FLOW FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		(960)	141	(25)		(844)	150	155	—		305
	CASH FLOW FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS		—	—	—		—	(256)	28	(2)		(230)
	TOTAL		(960)	141	(25)		(844)	(106)	183	(2)		75
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of assets under operating leases)		(93)	(1)	—		(94)	(71)	(1)	—		(72)
	Consolidated subsidiaries and other equity investments		—	—	—		—	(13)	—	—		(13)
	Proceeds from the sale of non-current assets		1	—	—		1	—	—	—		—
	Net change in receivables from financing activities		3	(283)	—		(280)	1	(30)	—		(29)
	Change in other current financial assets		(6)	—	—		(6)	10	—	—		10
	Other changes		(561)	(141)	—		(702)	(414)	128	4		(282)
	CASH FLOW FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		(656)	(425)	—		(1,081)	(487)	97	4		(386)
	CASH FLOW FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS		—	—	—		—	170	328	2		500
	TOTAL		(656)	(425)	—		(1,081)	(317)	425	6		114
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and derivative assets/liabilities		(14)	160	—		146	(739)	(493)	—		(1,232)
	Capital increase		—	—	—		—	—	6	(6)	(3)	—
	Dividends paid		(1)	(25)	25	(4)	(1)	(1)	(2)	2	(4)	(1)
	Purchase of treasury shares		(20)	—	—		(20)	—	—	—		—
	CASH FLOW FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		(35)	135	25		125	(740)	(489)	(4)		(1,233)
	CASH FLOW FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS		—	—	—		—	(31)	(335)	—		(366)
	TOTAL		(35)	135	25		125	(771)	(824)	(4)		(1,599)
	Translation exchange differences		(8)	24	—		16	(228)	(24)	—		(252)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,659)	(125)	—		(1,784)	(1,422)	(240)	—		(1,662)
	Cash and cash equivalents from Discontinued Operations		—	—	—		—	396	133	—		529
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		2,855	1,206	—		4,061	6,298	1,140	—		7,438
(*) The three months ended March 31, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
(a)    Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)     Industrial Activities represents the enterprise without Financial Services. In the three months ended March 31, 2022 and 2021, Industrial Activities includes CNH Industrial's Agriculture and Construction and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2)     This item includes the elimination of dividends from Financial Services to Industrial Activities
(3)    This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
(4)     This item include the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.
Interim Management Report 16

At March 31, 2022, we had Cash and cash equivalents of $4,061 million, a decrease of $1,784 million, or -30.5%, from $5,845 million at December 31, 2021, primarily due to operating activities cash absorption in the quarter, receivables portfolio absorption, and payment net to Iveco Group mainly related to the net outstanding at year ended December 31, 2021.
At March 31, 2022, Cash and cash equivalents and Restricted cash were $3,219 million ($5,044 million at December 31, 2021) and $842 million ($801 million at December 31, 2021), respectively. Restricted cash was reserved principally for the servicing of securitization-related debt. At March 31, 2022, undrawn medium-term unsecured committed facilities were $5,087 million ($5,177 million at December 31, 2021) and Other current financial assets were $1 million ($2 million at December 31, 2021). At March 31, 2022, the aggregate of Cash and cash equivalents, undrawn medium-term unsecured committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "Available liquidity"(1)), totaled $9,399 million ($10,521 million at December 31, 2021). At March 31, 2022, this amount also included $250 million of net financial receivables from Iveco Group ($503 million of net financial payables at December 31, 2021) consisting in net financial receivables mainly towards Financial Services of Iveco Group (at year ended December 31, 2021, the net financial payables amount was mainly referred to cash balances deposited by Iveco Group legal entities to CNH Industrial Group central treasury, including cash management and/or cash pooling arrangements).
Net Cash from Operating Activities
Cash used by operating activities in the three months ended March 31, 2022 totaled $844 million and primarily comprised the following elements:
▪$288 million profit;
▪plus $143 million in non-cash charges for depreciation and amortization (net of assets under operating leases);
▪plus change in provisions of $306 million;
▪less $1,098 million in change in working capital.
In the three months ended March 31, 2021, cash provided by operating activities of Continuing Operations was $305 million, primarily as a result of cash generated from income-related inflows for a total amount of $478 million for Continuing Operations partially offset by $173 decrease in cash resulting from change in working capital.
Net Cash from Investing Activities
Net cash used in investing activities was $1,081 million in the three months ended March 31, 2022, primarily due to investments in property, plant and equipment and intangible assets of $94 million (including $40 million in capitalized development costs), receivables portfolio's absorption of $280 million, payment to Iveco Group of $503 million net debt outstanding at December 31, 2021, and other investing activities of $199 million.
For the three months ended March 31, 2021, cash used in investing activities of Continuing Operations was $386 million, primarily due to expenditures for property, plant and equipment and intangible assets of $72 million and other investing activities of $282 million.
Net Cash from Financing Activities
Net cash provided by financing activities was $125 million, in the three months ended March 31, 2022, compared to $1,233 million used in financing activities of Continuing Operations, in the three months ended March 31, 2021. Net cash provided by and used in financing activities for the three months ended March 31, 2022 and 2021 was primarily due to increase in net payables, mainly in Financial Services.

Interim Management Report 17

(1) A non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures") of section "General" above.
Consolidated Debt
Consolidated Debt at March 31, 2022 and December 31, 2021, is as detailed in the following table:

	At March 31, 2022			At December 31, 2021
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	(21,648)	(5,809)	(16,626)	(21,689)	(6,849)	(15,987)
We believe that Net Cash/(Debt), a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures")", of section "General" above, is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Cash/(Debt) of Industrial Activities and Net Cash/(Debt) of Financial Services to reflect the different cash flow management practices in the two businesses. Industrial Activities reflects the consolidation of all subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses.
The calculation of Net Cash/(Debt) at March 31, 2022 and December 31, 2021 and the reconciliation of Total Debt for the Continuing Operations, the EU-IFRS financial measure that we believe to be most directly comparable, to Net
Cash/(Debt), are shown below:

	At March 31, 2022			At December 31, 2021
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	(21,601)	(5,460)	(16,141)	(21,186)	(5,581)	(15,605)
Intersegment notes payable	—	(345)	(442)	—	(150)	(209)
Payables vs. Iveco Group N.V.(1)	(47)	(4)	(43)	(503)	(1,118)	(173)
Total Debt(3)	(21,648)	(5,809)	(16,626)	(21,689)	(6,849)	(15,987)
Receivables from Iveco Group N.V.(2)	297	241	56	—	783	5
Cash and cash equivalents	3,219	2,698	521	5,044	4,386	658
Restricted cash	842	157	685	801	128	673
Intersegment notes receivable	—	442	345	—	209	150
Other current financial assets(4)	1	1	—	2	2	—
Derivatives hedging debt(5)	(165)	(182)	17	2	(33)	35
Net Cash/(Debt)(6)	(17,454)	(2,452)	(15,002)	(15,840)	(1,374)	(14,466)
(1)    At March 31, 2022, this item includes payables related to purchases of receivables or collections with settlement in the following days.
(2)    At March 31, 2022, this item includes receivables related to sales of receivables or collections with settlement in the following days.
(3) The amount of Total Debt at December 31, 2021, presented in the Annual Report at December 31, 2021 and in the Interim Condensed Consolidated Statement of Financial Positions, has been re-presented to show, in a clearer view, the amounts of financial payables and receivables vs. Iveco Group after the Demerger.
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment notes receivable for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $345 million and $150 million as of March 31, 2022 and December 31, 2021, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $442 million and $209 million as of March 31, 2022 and December 31, 2021, respectively.
(4)    This item includes short-term deposits and investments towards high-credit rating counterparties.
(5)    Derivatives hedging debt include the positive and negative fair values of derivative financial instruments.
(6)    The net intersegment notes receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was negative of $97 million and negative of $59 million as of March 31, 2022 and December 31, 2021, respectively.

Excluding negative exchange rate differences effect of $281 million, Net Debt at March 31, 2022 increased by $1,333 million compared to December 31, 2021, reflecting a Free Cash Flow absorption from Industrial Activities of $1,170 million during the quarter, and the increase in portfolio receivables of Financial Services.

Interim Management Report 18

The following table shows the change in Net Cash/(Debt) of Industrial Activities for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
($ million)	2022	2021
Net Cash/(Debt) of Industrial Activities at beginning of period	(1,374)	297
Adjusted EBIT of Industrial Activities	421	380
Depreciation and amortization	142	131
Depreciation of assets under operating leases	1	—
Cash interest and taxes	(120)	(54)
Changes in provisions and similar(1)	(310)	(103)
Change in working capital	(1,094)	(204)
Operating cash flow of Industrial Activities from Continuing Operations	(960)	150
Operating cash flow of Industrial Activities from Discontinued Operations	—	(256)
Operating cash flow of Industrial Activities	(960)	(106)
Investments in property, plant and equipment, and intangible assets(2)	(93)	(71)
Other changes	(117)	(78)
Free Cash Flow of Industrial Activities from Continuing Operations	(1,170)	1
Investments in property, plant and equipment, and intangible assets and other changes from Discontinued Operations	—	(108)
Free Cash Flow of Industrial Activities from Discontinued Operations	—	(364)
Free Cash Flow of Industrial Activities	(1,170)	(363)
Capital increases and dividends	(21)	(1)
Currency translation differences and other	113	221
Change in Net Cash/(Debt) of Industrial Activities from Continuing Operations	(1,078)	221
Currency translation differences and other from Discontinued Operations	—	(36)
Change in Net Cash/(Debt) of Industrial Activities from Discontinued Operations	—	(400)
Change in Net Cash/(Debt) of Industrial Activities	(1,078)	(179)
Net Cash/(Debt) of Industrial Activities at end of period	(2,452)	118
(1)    Including other cash flow items related to operating lease activities.
(2)    Excluding assets under operating leases.
We believe that Free Cash Flow of Industrial Activities (a non-GAAP financial measure as defined in paragraph "Alternative performance measures (or "Non-GAAP financial measures")" of section "General" above) is a useful analytical metric for measuring the cash generation ability of our Industrial Activities.
For the three months ended March 31, 2022, the Free Cash Flow of Industrial Activities was negative of $1,170 million primarily due to the seasonal increase in working capital exacerbated by the supply chain disruption, partially offset by a positive Adjusted EBIT performance.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the three months ended March 31, 2022 and 2021, is shown below:

	Three months ended March 31,
($ million)	2022	2021
Net cash provided by/(used in) Operating Activities	(844)	75
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(116)	(181)
Operating cash flow of Industrial Activities	(960)	(106)
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(93)	(71)
Other changes(1)	(117)	(78)
Investments in property, plant and equipment, and intangible assets and other changes from Discontinued Operations	—	(108)
Free Cash Flow of Industrial Activities	(1,170)	(363)
(1)    This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
Interim Management Report 19

The non-GAAP financial measures (Available liquidity, Net Cash/(Debt) and Free Cash Flow of Industrial Activities), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, these non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025.
Available committed unsecured facilities expiring after twelve months amounted to approximately $5.1 billion at March 31, 2022 ($5.2 billion at December 31, 2021). Total committed secured facilities expiring after twelve months amounted to approximately $3.1 billion at March 31, 2022 ($3.9 billion at December 31, 2021, $3.0 billion excluding Iveco Group), of which $1.2 billion was available at March 31, 2022 ($1.1 billion at December 31, 2021, $1.0 billion excluding Iveco Group).
The Company will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of March 2022 and the demonstrated access to the financial markets, the Company believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.

Interim Management Report 20

RISKS AND UNCERTAINTIES
The following updated risks and uncertainties should be considered in conjunction with the main risks and uncertainties the Company presented in its Annual Report at December 31, 2021, prepared in accordance with EU-IFRS, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2021 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 1, 2022. Additional risks and uncertainties not currently known, or that are currently judged to be immaterial, may also materially affect our business, financial condition or operating results.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business. We manufacture and sell products and offer services on several continents and in numerous countries around the world, including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
a.changes in laws, regulations and policies that affect, among other things:
i.import and export duties, controls, and quotas, including as a result of the war in Ukraine;
ii.currency restrictions;
iii.the design, manufacture and sale of our products, including, for example, engine emissions regulations;
iv.interest rates and the availability of credit to our dealers and customers;
v.property, contract rights and intellectual property;
vi.where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and
vii.taxes;
b.regulations from changing world organization initiatives and agreements;
c.changes in the dynamics of the industries and markets in which we operate;
d.labor disruptions;
e.disruption in the supply chain of raw materials, including rare materials (that might be more easily the target of sudden cost increases due to a variety of factors, including logistic difficulties, market volatility or political changes) and components (e.g., semiconductors);
f.changes in governmental debt relief and subsidy program policies in certain significant markets, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;
g.withdrawal from, or changes to, trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs or other administrative restrictions like licenses in certain countries or covering certain products or raw materials or embargoes, including as a result of the war in Ukraine; and
h.war, civil unrest and acts of terrorism.
In recent years, acts of terrorism have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist and nationalist political movements in several major developed countries, changes in or uncertainty surrounding, global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
Further, the war in Ukraine, which began in February 2022, has given rise to regional instability and resulted in heightened economic sanctions from, among others, the U.S., EU, Switzerland, UK, and counter-sanctions from Russia. Our business in the Ukraine and Russia has been significantly impacted by the war and the Company has suspended all shipments to Russia. We have experienced, and may continue to experience, risks related to the impact of the war in Ukraine, including restrictions on our ability to do business with certain vendors or suppliers, the ability to repatriate funds from the region, increases in the cost of raw materials and commodities, supply chain and logistics challenges and foreign currency volatility. We also continue to monitor the impact of the sanctions and export controls imposed in the response to the war in Ukraine. The situation is rapidly evolving and significant uncertainties regarding the full impact of the war in Ukraine and the related impacts on the global economy and geopolitical relations, in general and on our business in particular, remain and may be impacted by any or all of the foregoing risks. The war in Ukraine may also heighten other risks disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, any of which could have an adverse impact on our business, results of operation, cash flows or financial condition.
Interim Management Report 21

There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.

2022 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decisions about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, its full year guidance presented below had been prepared under U.S. GAAP.
The Company is confirming the following 2022 outlook for its Industrial Activities as follows:
▪Net sales(*) up between 10% and 14% year on year including currency translation effects
▪SG&A expenses lower or equal to 7.5% of net sales
▪Free cash flow in excess of $1.0 billion
▪R&D expenses and capital expenditures at around $1.4 billion.

(*) Net sales reflecting the exchange rate of 1.15 EUR/USD.
Interim Management Report 22

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At March 31, 2022
Interim Condensed Consolidated Financial Statements at March 31, 2022 23

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended March 31,
($ million)	Note	2022	2021 (*)
Net revenues	(1)	4,637	4,086
Cost of sales	(2)	3,609	3,159
Selling, general and administrative costs	(3)	358	309
Research and development costs	(4)	193	144
Result from investments:	(5)	22	26
Restructuring costs	(6)	2	1
Other income/(expenses)	(7)	(9)	(13)
Financial income/(expenses)	(8)	(52)	(49)
PROFIT/(LOSS) BEFORE TAXES		436	437
Income tax (expense)	(9)	(148)	(106)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		288	331
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX		—	82
PROFIT/(LOSS) FOR THE PERIOD		288	413

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		285	396
Non-controlling interests		3	17

PROFIT/(LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS ATTRIBUTABLE TO:
Owners of the parent		285	328
Non-controlling interests		3	3

(in $)
EARNINGS PER COMMON SHARE:
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.21	0.29
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.21	0.29

EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS:
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.21	0.24
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.21	0.24
(*) The three months ended March 31, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").

Interim Condensed Consolidated Financial Statements at March 31, 2022 24

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended March 31,
($ million)	Note	2022	2021 (*)
PROFIT/(LOSS) FOR THE PERIOD (A)		288	413

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Related tax effect	(20)	—	—
Items relating to Discontinued Operations, net of tax	(20)	—	(35)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	(35)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(20)	(77)	(9)
Exchange gains/(losses) on translating foreign operations	(20)	254	122
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(20)	(9)	(16)
Items relating to Discontinued Operations, net of tax		—	(100)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		167	(3)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		167	(38)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		455	375

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		452	357
Non-controlling interests		3	18

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO OWNERS OF THE PARENT:
Continuing Operations		452	426
Discontinued Operations		—	(69)
(*) The three months ended March 31, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Interim Condensed Consolidated Statement of Comprehensive Income for the three months ended March 31, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").

Interim Condensed Consolidated Financial Statements at March 31, 2022 25

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At March 31, 2022	At December 31, 2021
ASSETS
Intangible assets	(11)	5,129	5,159
Property, plant and equipment	(12)	1,680	1,697
Investments and other non-current financial assets:	(13)	345	355
Investments accounted for using the equity method		279	298
Other investments and non-current financial assets		66	57
Leased assets	(14)	1,676	1,738
Defined benefit plan assets		18	19
Deferred tax assets		404	367
Total Non-current assets		9,252	9,335
Inventories	(15)	5,456	4,228
Trade receivables	(16)	215	192
Receivables from financing activities	(16)	16,442	15,443
Current tax receivables	(16)	81	63
Other current receivables and financial assets	(16)	796	747
Prepaid expenses and other assets		141	118
Derivative assets	(17)	216	184
Cash and cash equivalents	(18)	4,061	5,845
Total Current assets		27,408	26,820
Assets held for sale	(19)	612	490
Assets held for distribution (*)		—	14,477
TOTAL ASSETS		37,272	51,122
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
Interim Condensed Consolidated Financial Statements at March 31, 2022 26

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At March 31, 2022	At December 31, 2021
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,251	8,393
Non-controlling interests		7	33
Total Equity	(20)	6,258	8,426
Provisions:		2,733	3,052
Employee benefits	(21)	718	939
Other provisions	(21)	2,015	2,113
Debt:	(22)	21,648	21,689
Asset-backed financing	(22)	8,787	8,875
Other debt	(22)	12,861	12,814
Derivative liabilities	(17)	381	182
Trade payables	(23)	3,719	3,531
Tax liabilities		367	325
Deferred tax liabilities		205	212
Other current liabilities	(24)	1,721	1,721
Liabilities held for sale	(19)	240	125
Liabilities held for distribution (*)		—	11,859
Total Liabilities		31,014	42,696
TOTAL EQUITY AND LIABILITIES		37,272	51,122
(*) The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
Interim Condensed Consolidated Financial Statements at March 31, 2022 27

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

		Three months ended March 31,
($ million)	Note	2022	2021 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(18)	5,845	9,629
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		288	331
Depreciation and amortization (net of depreciation and amortization of assets under operating leases)		143	132
Loss on repurchase of notes		37	4
Dividends received		32	43
Change in provisions		(306)	(72)
Change in deferred income taxes		(18)	3
Change in operating lease items	(a)	78	37
Change in working capital		(1,098)	(173)
Cash flow from/(used in) operating activities from Continuing Operations		(844)	305
Cash flow from/(used in) operating activities from Discontinued Operations		—	(230)
TOTAL		(844)	75
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of assets under operating leases)		(94)	(72)
Consolidated subsidiaries and other equity investments		—	(13)
Proceeds from the sale of non-current assets		1	—
Net change in receivables from financing activities		(280)	(29)
Change in other current financial assets		(6)	10
Other changes		(702)	(282)
Cash flow from/(used in) investing activities from Continuing Operations		(1,081)	(386)
Cash flow from/(used in) investing activities from Discontinued Operations		—	500
TOTAL		(1,081)	114
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		—	—
Repayment of bonds		(83)	(371)
Issuance of other medium-term borrowings (net of repayment)		110	(160)
Net change in other financial payables and derivative assets/liabilities		119	(701)
Dividends paid		(1)	(1)
Purchase of treasury shares		(20)	—
Cash flow from/(used in) financing activities from Continuing Operations		125	(1,233)
Cash flow from/(used in) financing activities from Discontinued Operations		—	(366)
TOTAL		125	(1,599)
Translation exchange differences		16	(252)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,784)	(1,662)
Cash and cash equivalents from Discontinued Operations		—	529
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(18)	4,061	7,438
(a) Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*) The three months ended March 31, 2021 data have been restated to exclude Iveco Group Business, consistent with Iveco Group's classification as a Discontinued Operations as requested by the IFRS 5 - Non-current Assets Held for Sale and Discontinued Operation. Iveco Group's results are presented as a single line item within the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2021. The spin-off of Iveco Group took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
Interim Condensed Consolidated Financial Statements at March 31, 2022 28

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2020	25	(109)	3,220	6,211	(21)	(2,126)	(527)	133	(155)	84	6,735

Changes in equity for the three months ended March 31, 2021
Dividends distributed	—	—	—	—	—	—	—	—	—	(1)	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	4	(4)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	15	—	—	—	—	—	—	—	15
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—
Total comprehensive income/(loss) for the period	—	—	—	396	(12)	32	—	(35)	(24)	18	375
Other changes(1)	—	—	(1)	7	—	—	—	—	—	—	6
AT MARCH 31, 2021	25	(105)	3,230	6,614	(33)	(2,094)	(527)	98	(179)	101	7,130

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2021	25	(84)	3,294	7,795	(2)	(2,007)	(371)	(3)	(254)	33	8,426
Demerger impacts(2)	—	—	(3,044)	207	3	33	194	3	11	(25)	(2,618)
Changes in equity for the three months ended March 31, 2022
Dividends distributed	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisition of treasury stock		(21)									(21)
Common shares issued from treasury stock and capital increase for share-based compensation	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	18	—	—	—	—	—	—	—	18
Total comprehensive income/(loss) for the period	—	—	—	285	(78)	254	—	—	(9)	3	455
Other changes(1)	—	—	(5)	7	—	—	—	—	—	(3)	(1)
AT MARCH 31, 2022	25	(105)	263	8,294	(77)	(1,720)	(177)	—	(252)	7	6,258
(1)    Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
(2)    The line "Demerger impacts" reflects spin-off of Iveco Group impacts on the equity. The spin-off took effect on January 1, 2022 (refer to the Section - "Scope of Consolidation - Iveco Group Business Spin-off").
Interim Condensed Consolidated Financial Statements at March 31, 2022 29

NOTES
(Unaudited)
PRINCIPAL ACTIVITIES
CNH Industrial N.V. ("CNH Industrial” or the "Company" or the "Group") is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom.
CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment. In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.

SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Interim Condensed Consolidated Financial Statements at March 31, 2022 together with the notes thereto (the "Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 09, 2022, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2021, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2021”). The accounting standards and policies are consistent with those used at December 31, 2021, except as described in the following paragraph “New standards and amendments effective from January 1, 2022”.
The Interim Condensed Consolidated Financial Statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to preserve cash and contain costs, and to preserve its industrial and financial flexibility and its strong liquidity position.
These Interim Condensed Consolidated Financial Statements are prepared using the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.
Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), which are classified as Discontinued operations, as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial. Pursuant to the terms of the deeds of demerger entered into between CNH Industrial N.V. and Iveco Group N.V. on January 1, 2022, assets related to the On-Highway Business were transferred to, and liabilities related to, the On-Highway Business were retained or assumed by Iveco Group N.V.
Use of accounting estimates and management’s assumptions
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Furthermore, certain valuation procedures, in particular those of a more complex nature, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual
Interim Condensed Consolidated Financial Statements at March 31, 2022 30

consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using historical financial results and figures from budget and plans for subsequent years. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Interim Condensed Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2021 for a description of the significant estimates, judgments and assumptions of CNH Industrial at that date.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Interim Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 30 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2021, as well as those discussed in Note 16 “Current receivables and Other current financial assets”.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2022
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". The amendments are effective retrospectively from January 1, 2022. These amendments had no impact on these Interim Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.
▪On May 14, 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling said contracts. The amendments are effective retrospectively from January 1, 2022. These amendments had no impact on these Interim Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.
▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022. These amendments had no impact on these Interim Condensed Consolidated Financial Statements. The Group intends to apply these amendments in the future periods if they become applicable.
Interim Condensed Consolidated Financial Statements at March 31, 2022 31

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
At the date of these Interim Condensed Consolidated Financial Statements, the European Union had completed its endorsement process for the amendments and improvements reported below.
The Group is currently evaluating the impact of the adoption of these amendments on its Consolidated Financial Statements or disclosures:
▪On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring companies to disclose the material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.
▪On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.
▪On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.
SCOPE OF CONSOLIDATION
Iveco Group Business Spin-off
During 2021, CNH Industrial completed a strategic project to separate the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business”) from the Agriculture business, the Construction business, and the related Financial Services business.
The Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”), effective January 1, 2022.
As the transaction took effect on January 1, 2022, the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2022, relate to CNH Industrial remaining business. Moreover, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations for the corresponding information of earlier periods, the Iveco Group Business is classified and presented as Discontinued Operations in these Interim Condensed Consolidated Financial Statements. That presentation has resulted in the following:
▪for both quarters 2022 and 2021 (the latter presented for comparative purposes), the operating results of Iveco Group Business are presented in a single line item “Profit/(Loss) from Discontinued Operations, net of tax” within the Consolidated Income Statement;
▪all assets and liabilities (excluding equity) relating to Iveco Group Business at December 31, 2021 are reclassified as Assets held for distribution and Liabilities held for distribution, respectively, within the Consolidated Statement of Financial Position;
▪for both quarters 2022 and 2021 (the latter presented for comparative purposes), the cash flows arising from the Iveco Group Business (as Discontinued Operations) are presented in the Consolidated Statement of Cash Flows as separate line items under cash flows from operating, investing and financing activities.
As described above, the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2021, were re-presented to exclude Iveco Group's operating results from the remaining Group's Continuing Operations and to present Iveco Group's operating results as single line item within Discontinued Operations. The following table summarizes the major line items for Discontinued Operations for the three months ended March 31, 2021:

Interim Condensed Consolidated Financial Statements at March 31, 2022 32

($ million)	Three Months Ended March 31, 2021
Net revenues	3,378
Expenses	3,217
EBIT	161
Net financial income/(expense)	(40)
Profit before taxes from Discontinued Operations	121
Tax expense	(39)
Profit from Discontinued Operations, net of tax	82
The amounts presented in the table above are not representative of the income statement of Iveco Group on a stand-alone basis, as these amounts are net of intercompany transactions. Revenues and expenses arising from intercompany transactions have been eliminated, except for those revenues and expenses that continue after the spin-off. However, no profit or loss was recognized for intercompany transactions within the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2021.
The following table summarizes the major line items of Cash flows for Discontinued Operations for the three months ended March 31, 2021:

($ million)	Three Months Ended March 31, 2021
Operating activities:
Profit/(loss) from Discontinued Operations	82
Depreciation and Amortization (net of depreciation and amortization of vehicles sold under buy-back commitments and operating leases)	162
Other non-cash items	1
Change in deferred income taxes	19
Change in items due to buy-back commitments	(14)
Change in operating lease items	2
Change in working capital	(482)
Cash flow from/(used in) operating activities from Discontinued Operations	(230)
Investing activities:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(88)
Consolidated subsidiaries and other equity investments	2
Net change in receivables from financing activities	241
Change in current securities	(93)
Other changes	438
Cash flow from/(used in) investing activities from Discontinued Operations	500
Financing activities:
Issuance of other medium-term borrowings (net of repayment)	(32)
Net change in other financial payables and derivative assets/liabilities	(334)
Cash flow from/(used in) financing activities from Discontinued Operations	(366)
BUSINESS COMBINATIONS
On November 30, 2021, CNH Industrial acquired Raven Industries, Inc. ("Raven"). Raven included three business divisions: Applied Technology, Engineered Films and Aerostar. The acquisition of Raven has been accounted for as a business combination using the acquisition method of accounting. At December 31, 2021, CNH Industrial recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including $1.3 billion and $0.5 billion in preliminary goodwill and intangible assets, respectively. The valuation of assets acquired and liabilities assumed has not yet been finalized as of March 31, 2022 and no measurement period adjustments have been recorded in the three months ended March 31, 2022. Applied Technology results for the three months ended March 31, 2022 are included in the Company's Agriculture segment. The Engineered Films and Aerostar divisions continue to be identified as held for sale as of March 31, 2022.
On December 30, 2021, CNH Industrial completed its previously announced purchase of 90% capital stock of Sampierana S.p.A. ("Sampierana"). At December 31, 2021, CNH Industrial had recorded preliminary estimates for the fair value of assets acquired and liabilities assumed as of the acquisition date including approximately $51 million in preliminary goodwill. The valuation of assets acquired and liabilities assumed has not yet been finalized as of March 31, 2022 and no measurement period adjustments have been recorded in the three months ended March 31, 2022. The results of Sampierana are included in the Company’s Construction segment using a one month lag period.
Interim Condensed Consolidated Financial Statements at March 31, 2022 33

COMPOSITION AND PRINCIPAL CHANGES
1.    Net revenues
The following table summarizes Net revenues for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ million)	2022	2021
Agriculture	3,377	3,039
Construction	803	656
Total Industrial Activities	4,180	3,695
Financial Services	465	396
Eliminations and Other	(8)	(5)
Total Net revenues	4,637	4,086
The following table disaggregates Net revenues by major source for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
($ million)	2022	2021
Revenues from:
Sales of goods	4,174	3,690
Rendering of services and other revenues	6	5
Revenues from sales of goods and services	4,180	3,695
Finance and interest income	233	213
Rents and other income on operating lease	224	178
Total Net revenues	4,637	4,086
As of March 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations related to extended warranties/maintenance and repair contracts was approximately $16 million (approximately $15 million as of December 31, 2021). CNH Industrial expects to recognize revenue on approximately 30% and 89% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 30% and 89%, respectively, as of December 31, 2021), with the remaining recognized thereafter.
2.    Cost of sales
Cost of sales amounted to $3,609 million and $3,159 million in three months ended March 31, 2022 and 2021, respectively.
3.    Selling, general and administrative costs
Selling, general and administrative costs amounted to $358 million and $309 million in the three months ended March 31, 2022 and 2021, respectively.
4.    Research and development costs
In the three months ended March 31, 2022, research and development costs were $193 million ($144 million in the three months ended March 31, 2021) and included all the research and development costs not recognized as assets in the period amounting to $147 million ($98 million in the three months ended March 31, 2021) and the amortization of capitalized development costs of $46 million ($46 million in the three months ended March 31, 2021). During the three months ended March 31, 2022, the Group capitalized new development costs of $39 million ($35 million in the three months ended March 31, 2021).
5.    Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three months ended March 31, 2022, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $22 million ($26 million in the three months ended March 31, 2021).
Interim Condensed Consolidated Financial Statements at March 31, 2022 34

6.    Restructuring costs
CNH Industrial incurred restructuring costs of $2 million and $1 million during the three months ended March 31, 2022 and 2021, respectively.
7.    Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services.
This item amounted to other expenses of $9 million and $13 million in the three months ended March 31, 2022 and 2021, respectively.
8.    Financial income/(expenses)
The item “Financial income/(expenses)” is detailed as follows:

	Three months ended March 31,
($ million)	2022	2021
Financial Income (a)	6	10
Interest and other financial expenses (b)	42	47
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	3	48
Exchange rate differences from derivative financial instruments	(19)	(60)
Total net income/(expenses) and exchange differences from derivative financial instruments (c)	(16)	(12)
Net financial income/(expenses) excluding Financial Services (a) - (b) + (c)	(52)	(49)
Financial expenses were $52 million (excluding those of Financial Services) for the three months ended March 31, 2022 compared to $49 million for three months ended March 31, 2021, which included a charge of $8 million related to the repurchase of all CNH Industrial Finance Europe S.A. outstanding notes due May 23, 2022. Excluding this charge, the increase was primarily attributable to a higher negative foreign exchange.
Capitalized borrowing costs amounted to $2 million and $1 million in the three months ended March 31, 2022 and 2021, respectively.
9.    Income tax (expense) benefit
Income tax (expense) benefit recognized in the condensed consolidated income statement consists of the following:

	Three months ended March 31,
($ million)	2022	2021
Current taxes	(151)	(95)
Deferred taxes	29	(7)
Taxes relating to prior periods	(26)	(4)
Total Income tax (expense) benefit	(148)	(106)
The effective tax rates for the three months ended March 31, 2022 and 2021 were 33.9% and 24.3%, respectively. The higher 2022 effective tax rate was primarily driven by increases in pre-tax losses for which deferred tax benefits were not recognized and the derecognition of certain deferred tax assets, both of which related to Russia. In addition, during 2022, CNH Industrial had larger discrete tax charges associated with unrecognized tax benefits.
As in all financial reporting periods, CNH Industrial assessed the realizability of its deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. During the three-month period ended March 31, 2022, CNH Industrial changed its assessment regarding the recognition of its Russian deferred tax assets as of the beginning of the period. In addition, CNH Industrial was unable to recognize deferred tax assets associated with the current year pre-tax losses in that jurisdiction. These two items combined increased the current period effective tax rate by 5.1%.
CNH Industrial operates in many jurisdictions around the world and is routinely subject to income tax audits. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible CNH Industrial’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on CNH Industrial’s results of operations, statement of financial position, or cash flows.
Interim Condensed Consolidated Financial Statements at March 31, 2022 35

10.    Earnings per share
The Company's basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if all dilutive potential common shares were exercised into common shares.
Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
Shares acquired under the buyback program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buyback program, see Note 20 “Equity”.
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended March 31,
		2022	2021
Net income attributable to CNH Industrial	$ million	285	396
Net income (loss) attributable to CNH Industrial from Continuing Operations	$ million	285	328
Net income (loss) attributable to CNH Industrial from Discontinued Operations	$ million	—	68
Basic earnings (loss) per share attributable to common shareholders:
Weighted average common shares outstanding—basic	millions	1,356	1,354
Continuing operations		$0.21	0.24
Discontinued operations		$—	0.05
Basic earnings per share attributable to CNH Industrial N.V.		$0.21	0.29
Diluted earnings (loss) per share attributable to common shareholders
Weighted average common shares outstanding—basic	millions	1,356	1,354
Stock compensation plans (a)	millions	6	5
Weighted average common shares outstanding—diluted	millions	1,362	1,359
Continuing Operations		$0.21	0.24
Discontinued Operations		$—	0.05
Diluted earnings per share attributable to CNH Industrial N.V.		$0.21	0.29
(a)For the three months ended March 31, 2022, 281 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three months ended March 31, 2021, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
11.    Intangible assets
Changes in the carrying amount of Intangible assets for the three months ended March 31, 2022 were as follows:

($ million)	At December 31, 2021	Additions	Amortization	Foreign exchange effects and other changes	At March 31, 2022
Goodwill	3,229	—	—	5	3,234
Development costs	790	39	(46)	(1)	783
Other	1,140	6	(30)	(2)	1,114
Total Intangible assets	5,159	45	(76)	2	5,129
Goodwill is allocated to the segments as follows: Agriculture for $3,068 million, Construction for $48 million and Financial Services for $118 million. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs and impairment indicators are identified. CNH Industrial performed its most recent annual impairment review as of December 31, 2021 and concluded there was no impairment to goodwill for any of the cash-generating units.
The acquisitions of Raven and Sampierana during the fourth quarter of 2021 led to an increase in goodwill for Agriculture and Construction of $1.3 billion and $51 million, respectively. Goodwill related to the acquisitions was calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The valuation of assets acquired and liabilities assumed has not yet been finalized as of March 31, 2022. Thus, goodwill associated with the acquisitions is subject to adjustment during the measurement period.

Interim Condensed Consolidated Financial Statements at March 31, 2022 36

12. Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the three months ended March 31, 2022 were as follows:

($ million)	Carrying amount at December 31, 2021	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2022
Property, plant and equipment acquired	1,506	48	(51)	8	(17)	1,494
Right-of-use assets	191	11	(16)	—	—	186
Total Property, plant and equipment	1,697	59	(67)	8	(17)	1,680
At March 31, 2022, Right-of-use assets refer primarily to the following lease contracts: industrial buildings for $140 million ($139 million at December 31, 2021), plant, machinery and equipment for $9 million ($13 million at December 31, 2021), and other assets for $37 million ($39 million at December 31, 2021). For a description of the related lease liabilities, refer to Note 22 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($16 million in the three months ended March 31, 2022 and 2021) in the income statement for these leases on a straight-line basis over the lease term.
13.    Investments and other non-current financial assets
Investments and other non-current financial assets at March 31, 2022 and December 31, 2021 consisted of the following:

($ million)	At March 31, 2022	At December 31, 2021
Investments	329	345
Non-current financial receivables and other non-current securities	16	10
Total Investments and other non-current financial assets	345	355
Changes in Investments were as follows:

($ million)	At December 31, 2021	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Other changes	At March 31, 2022
Investments	345	22	3	—	(41)	329
Investments amounted to $329 million at March 31, 2022 ($345 million at December 31, 2021) and primarily included the following: CIFINS S.p.A. $107 million ($105 million at December 31, 2021), New Holland HFT Japan Inc. $79 million ($83 million at December 31, 2021), CNH de Mexico S.A. de C.V. $38 million ($35 million at December 31, 2021) and Turk Traktor Ve Ziraat Makineleri A.S. $27 million ($49 million at December 31, 2021).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.
14.    Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components is accounted for separately.
Changes in the carrying amount of Leased assets for the three months ended March 31, 2022 were as follows:

($ million)	Carrying amount at December 31, 2021	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2022
Leased assets	1,738	124	(54)	6	(138)	1,676

15.    Inventories
At March 31, 2022 and December 31, 2021, Inventories consisted of the following:
Interim Condensed Consolidated Financial Statements at March 31, 2022 37

($ million)	At March 31, 2022	At December 31, 2021
Raw materials	1,766	1,438
Work-in-progress	1,158	570
Finished goods	2,532	2,220
Total Inventories	5,456	4,228
At March 31, 2022, Inventories included assets which are no longer subject to operating lease arrangements and were held for sale for a total amount of $18 million ($29 million at December 31, 2021).
16.    Current receivables and Other current financial assets
A summary of Current receivables and Other current financial assets as of March 31, 2022 and December 31, 2021 is as follows:

($ million)	At March 31, 2022	At December 31, 2021
Trade receivables	215	192
Receivables from financing activities	16,442	15,443
Current tax receivables	81	63
Other current receivables and financial assets:
Other current receivables	794	746
Other current financial assets	2	1
Total Other current receivables and financial assets	796	747
Total Current receivables and Other current financial assets	17,534	16,445
Receivables from financing activities
A summary of Receivables from financing activities as of March 31, 2022 and December 31, 2021 is as follows:

($ million)	At March 31, 2022	At December 31, 2021
Retail:
Retail financing	10,272	9,805
Finance leases	217	215
Total Retail	10,489	10,020

Wholesale:
Dealer financing	5,621	5,373
Total Wholesale	5,621	5,373

Other	332	50
Total Receivables from financing activities	16,442	15,443
CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities based on market interest rates. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the three months ended March 31, 2022 and 2021 relating to the termination of dealer contracts.
CNH Industrial assesses and monitors the credit quality of its financing receivables based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the date such payments were due. Delinquency is reported on financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which
Interim Condensed Consolidated Financial Statements at March 31, 2022 38

The Company has ceased accruing finance income. These receivables are generally 90 days past due. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to interest income. Interest income charged-off was not material for the three months ended March 31, 2022 and 2021. Interest accrual is resumed if the receivable becomes contractually current and collection becomes probable. Previously suspended income is recognized at that time.
The aging of Receivables from financing activities as of March 31, 2022 and December 31, 2021 is as follows:

	At March 31, 2022
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail:
North America	6,712	7	—	6,719	—	6,719
Europe, Middle East, Africa	36	—	—	36	—	36
South America	2,525	11	—	2,536	—	2,536
Asia Pacific	1,171	12	11	1,194	4	1,198
Total Retail	10,444	30	11	10,485	4	10,489

Wholesale:
North America	2,423	—	—	2,423	3	2,426
Europe, Middle East, Africa	1,839	3	—	1,842	—	1,842
South America	902	—	—	902	—	902
Asia Pacific	440	4	7	451	—	451
Total Wholesale	5,604	7	7	5,618	3	5,621

	At December 31, 2021
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail:
North America	6,620	11	—	6,631	—	6,631
Europe, Middle East, Africa	42	4	—	46	—	46
South America	2,080	—	—	2,080	—	2,080
Asia Pacific	1,239	10	8	1,257	6	1,263
Total Retail	9,981	25	8	10,014	6	10,020

Wholesale:
North America	2,339	—	—	2,339	—	2,339
Europe, Middle East, Africa	1,936	—	—	1,936	—	1,936
South America	626	—	—	626	22	648
Asia Pacific	448	2	—	450	—	450
Total Wholesale	5,349	2	—	5,351	22	5,373
Receivables from financing activities have significant concentrations of credit risk in the agriculture and construction business sectors. On a geographic basis, there is not a disproportionate concentration of credit risk in any area. CNH Industrial typically retains as collateral a security interest in the equipment associated with retail notes, wholesale notes and finance leases.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when it is 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.
Interim Condensed Consolidated Financial Statements at March 31, 2022 39

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 months expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.
Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, EMEA, South America and APAC regions. Typically, CNH Industrial’s receivables within a geographic region have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Interim Condensed Consolidated Financial Statements at March 31, 2022 40

Allowance for credit losses/(activity) for the three months ended March 31, 2022 is as follows:

	Three months ended March 31, 2022
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	56	24	75	155	21	—	44	65
Provision (benefit)	—	4	13	17	7	—	—	7
Charge-offs, net of recoveries	1	—	(3)	(2)	—	—	—	—
Transfers	(3)	(11)	14	—	(2)	—	2	—
Foreign currency translation and other	9	1	2	12	—	—	2	2
Allowance for credit losses/(activity) from Discontinued Operations	—	—	—	—	—	—	—	—
Ending balance	63	18	101	182	26	—	48	74
Receivables:
Ending balance	10,239	168	82	10,489	5,510	29	82	5,621
At March 31, 2022, the allowance for credit losses included an increase in reserves of $15 million for domestic Russian receivables. The Company continues to monitor the situation in Eastern Europe and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in cost of sales.
At both March 31, 2021 and December 31, 2021, the allowance for credit losses was reduced by a release of reserves primarily due to the improved outlook for the agricultural industry and a reduced expected impact on credit conditions from the COVID-19 pandemic.
Allowance for credit losses/(activity) for the three months ended March 31, 2021 and for the year ended December 31, 2021 is as follows:

	Three Months Ended March 31, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	87	26	191	304	26	1	147	174
Provision (benefit)	(5)	1	8	4	—	—	4	4
Charge-offs, net of recoveries	—	—	(4)	(4)	—	—	—	—
Transfers	17	(1)	(16)	—	3	—	(3)	—
Foreign currency translation and other	(3)	(1)	(8)	(12)	—	—	4	4
Allowance for credit losses/(activity) from Discontinued Operations	(38)	—	(99)	(137)	(10)	(1)	(101)	(112)
Ending balance	58	25	72	155	19	—	51	70
Receivables:
Ending balance	8,626	261	70	8,957	5,652	62	40	5,754

	Year ended December 31, 2021
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	87	26	191	304	26	1	147	174
Provision (benefit)	(14)	4	32	22	2	—	4	6
Charge-offs, net of recoveries	(4)	—	(19)	(23)	—	—	—	—
Transfers	25	(4)	(21)	—	2	—	(2)	—
Foreign currency translation and other	—	(2)	(9)	(11)	1	—	(4)	(3)
Allowance for credit losses/(activity) from Discontinued Operations	(38)	—	(99)	(137)	(10)	(1)	(101)	(112)
Ending balance	56	24	75	155	21	—	44	65
Receivables:
Ending balance	9,778	191	51	10,020	5,241	52	80	5,373

Interim Condensed Consolidated Financial Statements at March 31, 2022 41

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of March 31, 2022, CNH Industrial had 149 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $4 million and the post-modification value was $3 million. Additionally, the Company had 335 accounts with a balance of $22 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2021, CNH Industrial had 218 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $6 million and the post-modification value was $6 million. Additionally, the Company had 356 accounts with a balance of $24 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended March 31, 2022 and 2021.
As of March 31, 2022 and 2021, the CNH Industrial's wholesale TDRs were immaterial.
Transfers of financial receivables
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 22 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
Interim Condensed Consolidated Financial Statements at March 31, 2022 42

At March 31, 2022 and December 31, 2021, the carrying amount of such restricted assets included in Receivables from financing activities are the following:

($ million)	At March 31, 2022	At December 31, 2021
Restricted receivables:
Retail financing and finance lease receivables	6,436	6,878
Wholesale receivables	3,730	3,443
Total restricted receivables	10,166	10,321
CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2022 amounting to $15 million ($33 million at December 31, 2021, with due dates beyond that date), exclusively referred to trade receivables and other receivables.
17.    Derivative assets and Derivative liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
With regard to hedge accounting, CNH Industrial continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered highly likely to occur.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $-127 million for foreign exchange contracts in the three months ended March 31, 2022. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-49 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
Interim Condensed Consolidated Financial Statements at March 31, 2022 43

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.4 billion at March 31, 2022 and $8.2 billion at December 31, 2021.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $64 million for interest rate derivatives in the three months ended March 31, 2022.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2022 and December 31, 2021 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $6.7 billion and $6.4 billion at March 31, 2022 and December 31, 2021, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At March 31, 2022, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1,226 million ($1,228 million at December 31, 2021).
Interim Condensed Consolidated Financial Statements at March 31, 2022 44

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives recognized in other comprehensive income and profit or loss during the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
($ million)	2022	2021
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	(55)	(21)
Gains/(losses) on hedged items - Financial income/(expenses)	55	21

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	(131)	(21)
Interest rate derivatives	36	27

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	1	(1)
Foreign exchange derivatives - Cost of sales	(17)	18
Foreign exchange derivatives - Financial income/(expenses)	(10)	(4)
Interest rate derivatives - Cost of sales	8	(2)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	(47)	(17)
The fair values of CNH Industrial’s derivatives as of March 31, 2022 and December 31, 2021 in the condensed consolidated statement of financial position are recorded as follows:

	At March 31, 2022		At December 31, 2021
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	13	(27)	33	(6)
Total Fair value hedges	13	(27)	33	(6)

Cash flow hedges:
Foreign exchange derivatives	4	(87)	5	(9)
Interest rate derivatives	62	(23)	32	(18)
Total Cash flow hedges	66	(110)	37	(27)
Total Derivatives designated as hedging instruments	79	(137)	70	(33)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	89	(174)	102	(111)
Interest rate derivatives	48	(70)	12	(15)
Total Derivatives not designated as hedging instruments	137	(244)	114	(126)
Derivative assets/(liabilities)	216	(381)	184	(182)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
18.    Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
Interim Condensed Consolidated Financial Statements at March 31, 2022 45

At March 31, 2022, this item included $842 million ($801 million at December 31, 2021) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.
At March 31, 2022, this item also included $243 million ($463 million at December 31, 2021) of money market securities and other cash equivalents.
19.    Assets and Liabilities held for sale
This item may be analyzed as follows at March 31, 2022 and at December 31, 2021:

($ million)	At March 31, 2022	At December 31, 2021
Assets held for sale	612	490

Liabilities held for sale	240	125
At March 31, 2022, the Group is committed to a plan to sell the Engineered Films and Aerostar business divisions, acquired in the context of Raven acquisition, and had classifies them as held for sale.
20.    Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of March 31, 2022, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,354,577,000 common shares outstanding, net of 9,823,196 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,087,817 special voting shares outstanding, net of 25,386,459 special voting shares held in treasury by the Company as described in the following section), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 21 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2021.
Treasury shares
As of March 31, 2022, the Company held 9.8 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $105 million.
In order to maintain the necessary operating flexibility over an adequate time period, on April 13, 2022, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the Euronext Milan and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 12, 2023). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the Euronext Milan or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buyback any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At March 31, 2022 capital reserves, amounting to $263 million ($3,294 million at December 31, 2021), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.

Earnings reserves
Earnings reserves, amounting to $8,294 million at March 31, 2022 ($7,795 million at December 31, 2021), mainly consist of retained earnings and profits attributable to the owners of the parent.
Interim Condensed Consolidated Financial Statements at March 31, 2022 46

On April 13, 2022, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.28 per common share, as recommended on March 3, 2021 by the Board of Directors. The cash dividend was declared in euro and paid on May 4, 2022 for a total amount of $413 million (€379 million).
Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended March 31,
($ million)	2022	2021
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Related tax effect	—	—
Items relating to Discontinued Operations, net of tax	—	(35)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	—	(35)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(95)	6
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	18	(15)
Gains/(losses) on cash flow hedging instruments	(77)	(9)

Exchange gains/(losses) on translating foreign operations arising during the period	254	122
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	254	122

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(9)	(16)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method reclassified to profit or loss	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(9)	(16)
Items relating to Discontinued Operations, net of tax	—	(100)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	168	(3)
Tax effect (C)	(1)	—
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	167	(38)

Interim Condensed Consolidated Financial Statements at March 31, 2022 47

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended March 31,
	2022			2021
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—	—	—
Items related to Discontinued Operations	—	—	—	(35)	—	(35)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	—	—	—	(35)	—	(35)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(77)	(1)	(78)	(9)	—	(9)
Exchange gains/(losses) on translating foreign operations	254	—	254	122	—	122
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(9)	—	(9)	(16)	—	(16)
Items related to Discontinued Operations	—	—	—	(101)	1	(100)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	168	(1)	167	(4)	—	(3)
Total Other comprehensive income/(loss)	168	(1)	167	(39)	1	(38)
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $18 million and $11 million for the three months ended March 31, 2022 and 2021, respectively.

21. Provisions
A summary of Provisions at March 31, 2022 and December 31, 2021 is as follows:

($ million)	At March 31, 2022	At December 31, 2021
Employee benefits	718	939
Other provisions:
Warranty and technical assistance provision	501	526
Restructuring provision	30	32
Other risks	1,484	1,555
Total Other provisions	2,015	2,113
Total Provisions	2,733	3,052
Provisions for Employee benefits include provisions for healthcare plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include primarily provisions for contractual and commercial risks and disputes.
Employee benefits
The following tables summarize the components of net benefit cost of CNH Industrial’s post-employment benefits for the three months ended March 31, 2022 and 2021:

	Pension plans		Healthcare plans		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2022	2021	2022	2021	2022	2021
Current service cost	3	2	1	1	1	1
Net interest expense	1	1	1	—	—	—
Net benefit cost/(income) recognized to profit or loss	4	3	2	1	1	1

Interim Condensed Consolidated Financial Statements at March 31, 2022 48

22. Debt
An analysis of debt by nature is as follows:

($ million)	At March 31, 2022	At December 31, 2021
Asset-backed financing	8,787	8,875
Other debt:
Bonds	8,324	8,549
Borrowings from banks	2,596	2,253
Payables represented by securities	1,518	1,141
Lease liabilities	192	196
Other	231	675
Total Other debt	12,861	12,814
Total Debt	21,648	21,689
Total Debt was $21,648 million at March 31, 2022, a decrease of $41 million compared to December 31, 2021. Excluding the negative impact of exchange translation differences ($218 million of increase in Debt), Debt decreased by $259 million due to repayment net of $503 million to Iveco Group related to the net outstanding at year ended December 31, 2021, bond debt repayment of €75 million (or $83 million), partially offset by increase in bank debt mainly in Financial Services.
During the three months ended March 31, 2022, $14 million for the principal portion of Lease liabilities and $2 million for interest expenses related to lease liabilities were paid, respectively ($16 million and $2 million, respectively, were paid during the three months ended March 31, 2021).
The following table sets out a maturity analysis of Lease liabilities at March 31, 2022 and December 31, 2021:

($ million)	At March 31, 2022	At December 31, 2021
Less than one year	58	61
One to two years	39	42
Two to three years	29	30
Three to four years	25	25
Four to five years	19	21
More than five years	46	39
Total undiscounted lease payments	216	218
Less: Interest	(24)	(22)
Total Lease liabilities	192	196
At March 31, 2022, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 5.7 years and 3.5%, respectively (5.5 years and 3.6%, respectively, at December 31, 2021).
Interim Condensed Consolidated Financial Statements at March 31, 2022 49

The following table shows the summary of the Group’s issued bonds outstanding at March 31, 2022:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	409
CNH Industrial Finance Europe S.A.(1)	EUR	750	0.000%	April 1, 2024	833
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.750%	September 12, 2025	722
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.500%	November 12, 2025	111
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	555
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.750%	March 25, 2027	666
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	55
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	555
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.200%	July 15, 2039	55
Total Euro Medium Term Notes					3,961
Other Bonds:
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
CNH Industrial N.V.(2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.850%	November 15, 2027	500
CNH Industrial Capital Australia Pty Limited	AUD	175	2.100%	December 12, 2022	131
CNH Industrial Capital Australia Pty. Limited	AUD	200	1.750%	July 8, 2024	150
CNH Industrial Capital Australia Pty. Limited	AUD	50	1.750%	July 8, 2024	37
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital Canada Ltd.	CAD	300	1.500%	October 1, 2024	240
Total Other bonds					4,389
Hedging effect and amortized cost valuation					(26)
Total Bonds					8,324
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquidity resources. In addition, the companies in the Group may from time to time buyback their issued bonds. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 24 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2021.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025.
Available committed unsecured facilities expiring after twelve months amounted to approximately $5.1 billion at March 31, 2022 ($5.2 billion at December 31, 2021). Total committed secured facilities expiring after twelve months amounted to approximately $3.1 billion at March 31, 2022 ($3.9 billion at December 31, 2021, $3.0 billion excluding Iveco Group), of which $1.2 billion was available at March 31, 2022 ($1.1 billion at December 31, 2021, $1.0 billion excluding Iveco Group).
Interim Condensed Consolidated Financial Statements at March 31, 2022 50

23.    Trade payables
Trade payables were $3,719 million at March 31, 2022 and increased by $188 million from the amount at December 31, 2021.
24.    Other current liabilities
At March 31, 2022, Other current liabilities mainly included $22 million of contract liabilities ($20 million at December 31, 2021), accrued expenses and deferred income of $432 million ($460 million at December 31, 2021), and $1,230 million of other payables and advances ($1,208 at December 31, 2021).
25.    Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A. ("Iveco"), which, following the Demerger, is now part of Iveco Group N.V., and its competitors in the European Union were subject to an investigation by the European Commission (the "Commission") into certain business practices in the European Union (in the period 1997-2011) in relation to medium and heavy trucks. On July 19, 2016, the Commission announced a settlement with Iveco (the "Decision"). Following the Decision, the Company, Iveco and Iveco Magirus AG ("IMAG") have been named as defendant in proceeding across Europe. The consummation of the Demerger will not result in CNH Industrial being excluded from current and future follow on proceedings originating from the Decision because under EU competition law a company cannot use corporate reorganizations to avoid liability for private damage claims. In the event one or more of these judicial proceedings would result (directly or indirectly) in a binding decision against CNH Industrial ordering it to compensate such claimants as a result of the conduct that was the subject matter of the Decision, and where Iveco and IMAG do not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of FPT's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., which is now part of the Iveco Group N.N., installed in certain Ducato (a vehicle distributed by Stellantis N.V.) and Iveco Daily vehicles. In certain instances CNH Industrial and other third parties also have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting from the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with other approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. Although (i) at the date hereof, the Company has been informed by the Iveco Group that it has no evidence of any wrongdoing and (ii) CNH Industrial had no role in the design and sale of such engine models and vehicles, the Company cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance.

Interim Condensed Consolidated Financial Statements at March 31, 2022 51

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of March 31, 2022 and December 31, 2021 totaling $13 million and $15 million, respectively.
26.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The CODM assesses the performance for the Group in line with U.S. GAAP. The segments are organized based on products and services provided by CNH Industrial.
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment, New Holland Construction and Eurocomach brands.
▪Financial Services provides and administers retail financing to customers for the purchase or lease of new and used agricultural and construction equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies. The European operations of CNH Industrial Financial Services are supported by Iveco's Financial Services segment. CNH Industrial provides financial services to Iveco Group companies in the South America, Asia Pacific and North America regions.
The activities carried out by the two industrial segments Agriculture and Construction, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income/(loss) before Income taxes, Financial Services' results, Industrial Activities' interest expenses, (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.
Interim Condensed Consolidated Financial Statements at March 31, 2022 52

The following table summarizes Adjusted EBIT of Industrial Activities under U.S. GAAP by reportable segment:

	Three months ended March 31,
($ million)	2022	2021
Agriculture	426	399
Construction	32	25
Unallocated items, eliminations and other	(29)	(31)
Adjusted EBIT of Industrial Activities under U.S. GAAP	429	393
A reconciliation from Adjusted EBIT of Industrial Activities under U.S. GAAP to CNH Industrial's consolidated Profit/(loss) before taxes under EU-IFRS for the three months ended March 31, 2022 and 2021 is provided below:

	Three months ended March 31,
($ million)	2022	2021
Adjusted EBIT of Industrial Activities under U.S. GAAP	429	393
Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(52)	(49)
Development costs	(7)	(11)
Other adjustments(1)	66	104
Total adjustments/reclassifications	7	44
Profit/(loss) before taxes under EU-IFRS	436	437
(1) This item also includes the different accounting impact from the modification of a healthcare plan in the U.S..

Net income of Financial Services prepared under U.S. GAAP for the three months ended March 31, 2022 and 2021 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended March 31,
($ million)	2022	2021
Net income of Financial Services under U.S. GAAP (A)	82	78
Eliminations and other (B)(*)	254	285
CNH Industrial’s consolidated Net income/(loss) under U.S. GAAP (C) = (A) + (B)	336	363
Adjustments to conform to EU-IFRS (D)(**)	(48)	(32)
Income tax (expense) benefit under EU-IFRS (E)	(148)	(106)
Profit/(loss) before taxes under EU-IFRS (F) = (C) + (D) - (E)	436	437
(*) Includes Net income of Industrial Activities under U.S. GAAP
(**) Details about this item are provided in Note 30 “EU-IFRS to U.S. GAAP reconciliation”.
There are no segment assets reported to the CODM for assessing performance and allocating resources. Additional reportable segment information under U.S. GAAP is provided as follows.
Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three months ended March 31, 2022 and 2021, are provided below:

	Three months ended March 31,
($ million)	2022	2021
Agriculture	3,377	3,038
Construction	803	656
Net sales of Industrial Activities	4,180	3,694
Financial Services	466	397
Eliminations and other	(1)	5
Total Revenues under U.S. GAAP	4,645	4,096
Difference(*)	(8)	(10)
Total Net Revenues under EU-IFRS	4,637	4,086
(*) Primarily different classification of interest income of Industrial Activities

Interim Condensed Consolidated Financial Statements at March 31, 2022 53

27.    Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:
▪Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
▪Level 3 — inputs are not based on observable market data.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at March 31, 2022 and December 31, 2021:

		At March 31, 2022				At December 31, 2021
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other investments	(13)	—	—	50	50	—	—	47	47
Derivative assets	(17)	—	216	—	216	—	184	—	184
Money market securities	(18)	174	—	—	174	336	—	—	336
Total Assets		174	216	50	440	336	184	47	567
Derivative liabilities	(17)	—	(381)	—	(381)	—	182	—	182
Total Liabilities		—	(381)	—	(381)	—	182	—	182
The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 of fair value in the three months ended March 31, 2022 and 2021:

($ million)	Three months ended March 31, 2022	Three months ended March 31, 2021
At January 1	47	15
Continuing Operations	47	9
Discontinued Operations	—	6

Acquisitions/(disposals)	3	15
Other changes	—	(8)
Total change related to Continuing Operations	3	7
Other changes related to Discontinued Operations	—	(3)
Total change	3	4

At March 31	50	19
Continuing Operations	50	16
Discontinued Operations	—	3
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 17 “Derivative assets and Derivative liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at March 31, 2022 and December 31, 2021 are as follows:
Interim Condensed Consolidated Financial Statements at March 31, 2022 54

		At March 31, 2022
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	10,357	10,357	10,272
Dealer financing	(16)	—	—	5,615	5,615	5,621
Finance leases	(16)	—	—	218	218	217
Other receivables from financing activities	(16)	—	—	332	332	332
Total Receivables from financing activities		—	—	16,522	16,522	16,442
Asset-backed financing	(22)	—	8,604	—	8,604	8,787
Bonds	(22)	5,127	3,229	—	8,356	8,324
Borrowings from banks	(22)	—	2,475	—	2,475	2,596
Payables represented by securities	(22)	—	1,519	—	1,519	1,518
Lease liabilities	(22)	—	—	192	192	192
Other debt	(22)	—	184	47	231	231
Total Debt		5,127	16,011	239	21,377	21,648

		At December 31, 2021
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	9,970	9,970	9,805
Dealer financing	(16)	—	—	5,369	5,369	5,373
Finance leases	(16)	—	—	216	216	215
Other receivables from financing activities	(16)	—	—	50	50	50
Total Receivables from financing activities		—	—	15,605	15,605	15,443
Asset-backed financing	(22)	—	8,769	—	8,769	8,875
Bonds	(22)	5,515	3,336	—	8,851	8,549
Borrowings from banks	(22)	—	2,154	—	2,154	2,253
Payables represented by securities	(22)	—	1,144	—	1,144	1,141
Lease liabilities	(22)	—	—	196	196	196
Other debt	(22)	—	172	503	675	675
Total Debt		5,515	15,575	699	21,789	21,689
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. The fair value of these bonds has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.
28. Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons capable of exercising control, joint control or significant influence over the Group. As of March 31, 2022 and December 31, 2021, related parties included CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Iveco Group N.V. post-Demerger, Stellantis N.V. (formerly Fiat
Interim Condensed Consolidated Financial Statements at March 31, 2022 55

Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"), and Iveco Group N.V. which effective January 1, 2022 separated from CNH Industrial N.V. by way of a demerger under Dutch law and became a public listed company independent from CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families were also considered related parties.
As of March 31, 2022, based on public information available and in reference to the Company's files, EXOR N.V. held 42,5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2022.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
The Company’s Audit Committee reviews and approves all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company. As of March 31, 2022 and December 31, 2021, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2022 and 2021.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the three months ended March 31, 2022 and 2021, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters.
Furthermore, CNH Industrial and Stellantis engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Three months ended March 31,
($ million)	2022	2021
Net revenues	—	—
Cost of sales	5	8
Selling, general and administrative costs	13	13

($ million)	At March 31, 2022	At December 31, 2021
Trade receivables	—	—
Trade payables	18	20
Transactions with Iveco Group post-Demerger
CNH Industrial and Iveco Group post-Demerger entered into transactions consisting of the sale of engines from Iveco Group to CNH Industrial. Additionally, concurrent with the Demerger, the Companies entered into services contracts in relation to general administrative and specific technical matters, provided by either CNH Industrial to Iveco Group and vice versa as follows:
Master Service Agreements: CNH Industrial and Iveco Group entered into a two-year Master Services Agreement (“MSA”) whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries). Services provided under the MSA relate mainly to lease of premises and depots and IT services.
Engine Supply Agreement: in relation to the design and supply of off-road engines from Iveco Group to CNH Industrial post-Demerger, Iveco Group and CNH Industrial entered into a ten-year Engine Supply Agreement (“ESA”) whereby Iveco Group will sell to CNH Industrial post-Demerger diesel, CNG and LNG engines and provide post-sale services.
Financial Service Agreement: in relation to certain financial services activities carried out by either CNH Industrial to Iveco Group post-Demerger or vice versa, in connection with the execution of the Demerger Deed, CNH Industrial and
Interim Condensed Consolidated Financial Statements at March 31, 2022 56

Iveco Group entered into a three-year Master Services Agreement (“FS MSA”), whereby each Party (and its subsidiaries) may provide services and/or financial services activities to the other (and its subsidiaries). Services provided under the FS MSA relate mainly to wholesale and retail financing activities to suppliers, distribution network and customers.
The transactions with Iveco Group post-Demerger are reflected in the Condensed Combined Financial Statements as follows:

	Three months ended March 31,
($ million)	2022	2021
Net revenues	—	5
Cost of sales	260	231

($ million)	At March 31, 2022	At December 31, 2021
Trade receivables	18	87
Trade payables	194	181

Transactions with joint ventures
CNH Industrial sells agricultural and construction equipment, and provides technical services to joint ventures such as CNH de Mexico S.A. de C.V., Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Interim Condensed Consolidated Financial Statements as follows:

	Three months ended March 31,
($ million)	2022	2021
Net revenues	126	113
Cost of sales	121	107

($ million)	At March 31, 2022	At December 31, 2021
Trade receivables	—	—
Trade payables	63	101
Transactions with associates
At March 31, 2022 and 2021, there were no material transactions with associates. At March 31, 2022, CNH Industrial had provided guarantees on commitments of its associates for an amount of $13 million related to CNH Industrial Capital Europe S.a.S. ($15 million at December 31, 2021).
Transactions with unconsolidated subsidiaries
For the three months ended March 31, 2022 and 2021, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $11 million and $1 million in the three months ended March 31, 2022 and 2021, respectively.
The aggregate expense incurred in the three months ended March 31, 2022 and 2021 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $10 million and $12 million, respectively. These amounts included the notional compensation cost for share-based payments.
29.    Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:
Interim Condensed Consolidated Financial Statements at March 31, 2022 57

	Three months ended March 31, 2022		At December 31, 2021	Three months ended March 31, 2021
	Average	At March 31		Average	At March 31
Euro	0.892	0.901	0.883	0.830	0.853
Pound sterling	0.746	0.762	0.742	0.725	0.727
Swiss franc	0.924	0.925	0.912	0.906	0.944
Polish zloty	4.121	4.192	4.059	3.773	3.967
Brazilian real	5.233	4.775	5.571	5.477	5.749
Canadian dollar	1.267	1.252	1.271	1.266	1.261
Argentine peso(1)	110.980	110.980	102.630	91.990	91.990
Turkish lira	13.972	14.667	13.450	7.400	8.294
(1)    From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.
30.    EU-IFRS to U.S. GAAP reconciliation
These Interim Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

		Three months ended March 31,
($ million)	Note	2022	2021
Profit/(loss) in accordance with EU-IFRS		288	331
Adjustments to conform to U.S. GAAP:
Development costs	(a)	7	11
Other adjustments(1)	(b)	52	31
Tax impact on adjustments and other income tax differences	(c)	(11)	(10)
Total adjustments		48	32
Net income/(loss) in accordance with U.S. GAAP		336	363
(1)    This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Reconciliation of Total Equity

($ million)	Note	At March 31, 2022	At December 31, 2021
Total Equity in accordance with EU-IFRS		6,258	8,426
Adjustments to conform to U.S. GAAP:
Development costs	(a)	(783)	(2,058)
Other adjustments	(b)	(41)	(28)
Tax impact on adjustments and other income tax differences	(c)	175	468
Total adjustments		(649)	(1,618)
Total Equity in accordance with U.S. GAAP		5,609	6,808
Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
Interim Condensed Consolidated Financial Statements at March 31, 2022 58

(b)    Other adjustments
It mainly includes the following items:
▪Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
▪Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
▪Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(c)     Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting for deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2021. This policy is similar to U.S. GAAP, which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pre-tax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pre-tax book losses higher than those recorded for EU-IFRS purposes.
31.    Subsequent events
At the Annual General Meeting of shareholders held on April 13, 2022, the Company's shareholders approved a dividend of €0.28 per common share, equivalent to a total distribution of €379 million ($413 million) and the payment occurred on May 4, 2022. The shareholders also replaced the authorization for the Board to repurchase up to a maximum of 10% of the Company's common shares issued as of the date of the AGM for a period of 18 months from April 13, 2022 and up to and including October 12, 2023.
On April 29, 2022, CNH Industrial completed the sale of the Raven Engineered Films Division for a sale price of $350 million subject to customary closing adjustments. The assets and liabilities of the Raven Engineered Films Division were recorded as held for sale at March 31, 2022, and were recorded within Other assets and Other liabilities in the Condensed Consolidated Statement of Financial Position. After evaluation of closing adjustments, the Company does not expect to record a material gain/loss on the sale of the Raven Engineered Films Division.

Interim Condensed Consolidated Financial Statements at March 31, 2022 59